Exhibit 9
JOINDER
     By execution of this Joinder, the undersigned agrees to become a party to the Shareholder Agreement (the “Agreement”), dated July 31, 2007, between Brightpoint, Inc. and NC Telecom Holding A/S (f/k/a Dangaard Holding A/S). By execution of this Joinder, the undersigned shall have all the rights, and shall observe all the obligations, of the Shareholder (as defined in the Agreement) contained in the Agreement.

Name: Partner Escrow Holding A/S

Address for Notices:	With Copies to:

c/o NC Advisory A/S	Latham & Watkins LLP
Sankt Annae Plads 11	885 Third Avenue
DK-1250 Copenhagen K	New York, NY 10022
Denmark	Attention: David Kurzweil

Signature:	/s/ Michael Haaning

Date: